UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces Fourth Quarter and Full Year 2020 Results

Mexico City, February 25, 2021, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the fourth quarter and the full year of 2020.

FOURTH QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes increased 1.4%, driven mainly by volume growth in Brazil, Central America, Argentina coupled with flat performance in Colombia. These effects were partially offset by a decline in Mexico and Uruguay.
•	Total revenues decreased 5.1%, while comparable revenues increased 1.9%. Revenue management and pricing initiatives were offset by unfavorable currency translation effects from our operating currencies in South America, mainly driven by an 18.3% translation effect from the Brazilian Real, coupled with unfavorable price-mix effects.
•	Operating income increased 13.4%, while comparable operating income increased 21.9%. Favorable PET prices, coupled with maintenance, marketing, and other operating expense savings, were partially offset by the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs and unfavorable price-mix effects.
•	Majority net income increased 59.2%, driven mainly by solid operating results. The same period of 2019 included an extraordinary non-operating expense of Ps. 948 million related to our Estrella Azul dairy joint venture in Panama.

FULL YEAR OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	For the full year, volumes decreased 2.5%, impacted mainly by the enforcement of lockdowns and social distancing measures related to the COVID-19 pandemic, partially offset by volume growth in Brazil and Guatemala.
•	Total revenues decreased 5.6%, while comparable revenues decreased 1.0%, impacted by unfavorable price-mix effects and currency translation headwinds, partially offset by pricing and revenue management initiatives.
•	Operating income decreased 0.7%, while comparable operating income increased 4.4%. Lower PET prices and operating expense efficiencies, coupled with our ability to generate savings across our operations, allowed us to effectively mitigate unfavorable price-mix effects, higher concentrate costs, and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs.
•	Earnings per share[1] were Ps. 0.61 (Earnings per unit were Ps. 4.91 and per ADS were Ps. 49.06.).
•	Underscoring the Company’s solid financial position and cash flow generation, our cash position increased to Ps. 43,497 million including the payment of the second installment of dividends during early November.
FINANCIAL SUMMARY FOR THE FOURTH QUARTER AND FULL YEAR 2020
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		4Q 2020	FY 2020	4Q 2020	FY 2020	4Q 2020	FY 2020	4Q 2020	FY 2020
As Reported	Consolidated	(5.1%)	(5.6%)	(4.3%)	(5.4%)	13.4%	(0.7%)	59.2%	(14.8%)
	Mexico & Central America	(0.7%)	(2.3%)	4.7%	1.0%	40.6%	14.5%
	South America	(10.0%)	(9.8%)	(16.3%)	(14.9%)	(20.2%)	(23.3%)

Comparable (2)	Consolidated	1.9%	(1.0%)	1.8%	(1.3%)	21.9%	4.4%
	Mexico & Central America	(1.5%)	(4.0%)	3.9%	(0.7%)	39.4%	12.9%
	South America	6.5%	3.6%	(1.5%)	(2.3%)	(4.2%)	(10.5%)

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“During 2020, in the face of the hardship brought by the COVID-19 pandemic, we were able to navigate the storm and emerge stronger. Our full year results underscore our resiliency and capability to generate efficiencies as well as our employees’ commitment to serve and satisfy the needs of our customers and consumers. Notably, in addition to these strong operating results, I am pleased that we have redesigned our distribution partnership with Heineken in Brazil. This new agreement realigns the interests of all parties and is built on a solid historical foundation that will allow us to develop a strong portfolio of leading brands to continue satisfying our clients and consumers in the country. Overall, these achievements are testament that we not only addressed the pandemic with operating excellence but also that that we continued to move aggressively on all strategic and digital fronts towards our ambition to become a true total beverage platform.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

(2)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 1 of 16

RECENT DEVELOPMENTS

•	The Company recognizes the relentless commitment of all of its employees and collaborators during 2020, despite facing unprecedented times. Additionally, the Company will continue accelerating its path towards recovery by implementing initiatives to protect its collaborators, clients, consumers and support communities in need.

•	On November 3, 2020, Coca-Cola FEMSA paid the second installment of the 2019 dividend approved for Ps. 0.6075 per share (equivalent to Ps. 4.86 per unit).

•	Coca-Cola FEMSA is proud to be a member of the 2021 Bloomberg Gender-Equality Index (GEI). For the second consecutive year, this Index recognizes Coca-Cola FEMSA for its commitment to both workplace equality and transparency.

•	On February 19, 2021, Coca-Cola FEMSA announced that it became the only Mexico-based company to be included in the S&P Global Sustainability Yearbook 2021, due to its high performance in the S&P Global Corporate Sustainability Assessment (CSA). The Company was ranked within the top 15% of leading beverage companies in sustainability under S&P Global’s proprietary annual evaluation of the environmental, social, economic, and corporate governance dimensions of more than 7,000 companies around the world.

•	On February 24, 2021, The Coca-Cola Company, the Coca-Cola System in Brazil and HEINEKEN reached an agreement (the “Agreement”) to renew their longstanding distribution partnership in Brazil. As per the Agreement, expected to become effective mid-2021, the parties will begin a smooth transition of the Heineken and Amstel brands to HEINEKEN Brazil’s distribution network. The Coca-Cola System in Brazil will continue to offer Kaiser, Bavaria and Sol, and will complement this portfolio with premium brand Eisenbahn and other international brands. The Agreement allows the parties to better serve consumers and customers in the Brazilian market with a solid portfolio, building on the positive momentum developed over many years of successful collaboration. Additionally, as part of the redesign of the distribution partnership, the parties will have more flexibility. Subject to certain mutually-agreed upon terms established in the Agreement, the Coca-Cola System in Brazil will be able to produce and distribute alcoholic beverages and other beers in a certain proportion to HEINEKEN’s portfolio and HEINEKEN will be able to explore further opportunities in the non-alcoholic segment. This will allow Brazilian consumers to benefit from a wider array of options.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 2 of 16

CONSOLIDATED FOURTH QUARTER RESULTS

CONSOLIDATED FOURTH QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2020	4Q 2019	Δ%	Δ%
Total revenues	49,116	51,735	(5.1%)	1.9%
Gross profit	21,939	22,928	(4.3%)	1.8%
Operating income	7,229	6,373	13.4%	21.9%
Operating cash flow (2)	9,998	9,391	6.5%	13.1%

Volume increased 1.4% to 902.2 million unit cases, driven mainly by increased volume in Brazil, Guatemala, and Argentina. This increase was partially offset by volume declines in Mexico and Uruguay.

Total revenues decreased 5.1% to Ps. 49,116 million. Our revenues were impacted mainly by a negative translation effects resulting from the depreciation of most of our operating currencies in South America as compared to the Mexican Peso, coupled with an unfavorable price-mix effect. These factors were partially offset by volume growth in Brazil, Guatemala, and Argentina, coupled with pricing and revenue management initiatives across our territories. On a comparable basis, total revenues would have increased 1.9%.

Gross profit decreased 4.3% to Ps. 21,939 million, and gross margin expanded 40 basis points to 44.7%. Our cost saving initiatives, lower PET prices, and currency hedging strategies were partially offset by i) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs; (ii) unfavorable price-mix effects; and iii) higher concentrate costs in Mexico. On a comparable basis, gross profit would have increased 1.8%.

Operating income increased 13.4% to Ps. 7,229 million, and operating margin expanded 130 basis points to 14.7%. This increase was driven mainly by labor, maintenance, and marketing operating expense efficiencies across our operations. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, operating income would have increased 21.9%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 3 of 16

Comprehensive financing result recorded an expense of Ps. 1,777 million, compared to an expense of Ps. 1,507 million in the same period of 2019.

This quarter, the Company had a flat interest expense, net, as compared to the same period of 2019, as a reduction in interest expenses was offset by a reduction in interest income. The decrease in interest expenses was driven mainly by the payment of the promissory note related to the acquisition of Vonpar in 2017, coupled with the prepayment of our U.S. dollar-denominated bond due 2023, partially offset by new short-term financing incurred during the first quarter of 2020, as a preventive measure to reinforce the Company’s cash position. In addition, the Company recorded a gain of Ps. 123 million in monetary position in inflationary subsidiaries as compared to a gain of Ps. 139 million during the same period of 2019. These effects were partially offset by a foreign exchange loss of Ps. 346 million, driven mainly by the appreciation of the Mexican Peso as applied to our U.S. dollar-denominated cash position.

Income tax as a percentage of income before taxes was 36.3% as compared to 43.6% during the same period of the previous year. The tax rate for the fourth quarter of 2020 was driven mainly by an increase in deferred taxes, while for the same period of 2019, it was driven mainly by the effect of extraordinary non-operating expenses and impairments recognized during the quarter.

Net income attributable to equity holders of the company reached Ps. 3,177 million as compared to Ps. 1,995 million during the same period of the previous year, driven mainly by solid operating results. Additionally, during the same period of 2019, we recorded an extraordinary non-operating expense of Ps. 948 million in Estrella Azul, our former dairy joint venture in Panama. Earnings per share1 were Ps. 0.19 (Earnings per unit were Ps. 1.51, and earnings per ADS were Ps. 15.12.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.
Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 4 of 16

CONSOLIDATED FULL YEAR RESULTS

CONSOLIDATED FULL YEAR RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	FY 2020	FY 2019	Δ%	Δ%
Total revenues	183,615	194,472	(5.6%)	(1.0%)
Gross profit	82,811	87,508	(5.4%)	(1.3%)
Operating income	25,243	25,423	(0.7%)	4.4%
Operating cash flow (2)	37,345	37,148	0.5%	5.0%

Volume decreased 2.5% to 3,284.4 million unit cases in the full year of 2020 as compared to the same period of 2019, impacted mainly by the enforcement of lockdowns and social distancing measures related to the COVID-19 pandemic, partially offset by volume growth in Brazil and Guatemala.

Total revenues decreased 5.6% to Ps. 183,615 million in the full year of 2020 as compared to the same period of 2019. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil during the third quarter. Total revenues were impacted mainly by unfavorable price-mix and currency translation effects resulting from the depreciation of all of our operating currencies in South America into Mexican Pesos, mainly driven by a 14.5% unfavorable translation effect from the Brazilian Real. These factors were partially offset by pricing and revenue management initiatives. On a comparable basis, excluding currency translation effects, total revenues would have only decreased 1.0%.

Gross profit decreased 5.4% to Ps. 82,811 million in the full year of 2020 as compared to the same period of 2019, and gross margin expanded 10 basis points to 45.1%. A more favorable raw material environment, lower PET prices, our revenue management initiatives, and our favorable currency hedging strategies were partially offset by: i) an unfavorable price-mix effect; ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; iii) higher concentrate costs in Mexico; iv) and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have decreased 1.3%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 5 of 16

Operating income decreased 0.7% to Ps. 25,243 million in the full year of 2020 as compared to the same period of 2019, and operating margin expanded 60 basis points to 13.7%. Labor, maintenance, and marketing expense efficiencies, coupled with tax reclaims in Brazil, were offset mainly by a gross profit decline. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, operating income would have increased 4.4%.

Comprehensive financing result recorded an expense of Ps. 6,678 million during the full year of 2020 compared to an expense of Ps. 6,071 million in the same period of 2019.

Interest expense, net, recorded an increase during the year, driven mainly by a one-time interest expense related to the prepayment of our U.S. dollar-denominated bond due 2023, as well as our successful debt refinancing initiatives performed during the first quarter. In addition, the Company incurred short-term financing, as a preventive measure to reinforce the Company’s cash position. These effects were partially offset by debt prepayments.

This increase was partially offset by a gain in monetary position in inflationary subsidiaries of Ps. 376 million. Additionally, the Company recorded a foreign exchange gain of Ps. 4 million as compared to a loss of Ps. 330 million during 2019.

Income tax as a percentage of income before taxes was 33.8% as compared to 30.9% for the previous year. This increase was driven mainly by impairments of approximately Ps. 2.4 billion recognized during the period and an increase in deferred taxes.

Net income attributable to equity holders of the company reached Ps. 10,307 million in the full year of 2020 as compared to Ps. 12,102 million during the same period of the previous year. Earnings per share1 were Ps. 0.61 (Earnings per unit were Ps. 4.91, and earnings per ADS were Ps. 49.06.).

(1)	Earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 6 of 16

MEXICO & CENTRAL AMERICA DIVISION FOURTH QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2020	4Q 2019	Δ%	Δ%
Total revenues	27,073	27,253	(0.7%)	(1.5%)
Gross profit	13,670	13,050	4.7%	3.9%
Operating income	4,956	3,524	40.6%	39.4%
Operating cash flow (2)	6,612	5,502	20.2%	19.2%

Volume decreased 2.4% to 495.0 million unit cases, driven mainly by a volume decline in Mexico as a result of mobility restrictions and social distancing measures related to the COVID-19 outbreak. This decline was partially offset by volume growth in Guatemala.

Total revenues decreased 0.7% to Ps. 27,073 million, driven mainly by a volume decline in Mexico, coupled with unfavorable price-mix effects across our markets. This decrease was partially offset by pricing and revenue management initiatives, and a favorable currency translation effect from our operating currencies in Central America as translated into Mexican Pesos. On a comparable basis, total revenues would have decreased 1.5%.

Gross profit increased 4.7% to Ps. 13,670 million, and gross margin expanded 260 basis points to 50.5%, driven mainly by our pricing initiatives, cost efficiencies, and lower PET costs, coupled with our raw material and currency hedging strategies. These factors were partially offset by unfavorable price-mix effects, higher concentrate costs in Mexico, and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 3.9%.

Operating income increased 40.6% to Ps. 4,956 million in the fourth quarter of 2020, and operating margin expanded 540 basis points to 18.3% during the period, driven mainly by our ability to drive savings and operating expense efficiencies primarily in labor, maintenance, and marketing expenses in Mexico. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, operating income would have increased 39.4%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 7 of 16

SOUTH AMERICA DIVISION FOURTH QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2020	4Q 2019	Δ%	Δ%
Total revenues	22,043	24,482	(10.0%)	6.5%
Gross profit	8,269	9,878	(16.3%)	(1.5%)
Operating income	2,273	2,848	(20.2%)	(4.2%)
Operating cash flow (2)	3,385	3,889	(13.0%)	2.9%

Volume increased 6.4% to 407.2 million unit cases, driven by sequential improvements across most of the division. Volume was strong with 7.8% growth in Brazil and 11.6% volume growth in Argentina, partially offset by a 0.9% volume decline in Uruguay and stable performance in Colombia.

Total revenues decreased 10.0% to Ps. 22,043 million. Revenues were impacted mainly by unfavorable price-mix and currency translation effects resulting from the depreciation of most of our operating currencies as compared to the Mexican Peso, mainly driven by a 14.5% unfavorable translation effect from the Brazilian Real. These effects were partially offset by volume growth in Brazil and Argentina and our revenue management initiatives. On a comparable basis, excluding currency translation effects, total revenues would have increased 6.5%.

Gross profit decreased 16.3% to Ps. 8,269 million, and gross margin contracted 280 basis points to 37.5%. This decrease was driven mainly by an unfavorable price-mix effect and the depreciation of the average exchange rate of all our operating currencies in the division as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by lower PET costs and our revenue management initiatives. On a comparable basis, gross profit would have decreased 1.5%.

Operating income decreased 20.2% to Ps. 2,273 million in the fourth quarter of 2020, resulting in a margin contraction of 130 basis points to 10.3%. This decrease was driven mainly by an unfavorable price-mix effect, coupled with an operating foreign exchange loss. These factors were partially offset by operating expense efficiencies. On a comparable basis, operating income would have decreased 4.2%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 8 of 16

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “Earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 9 of 16

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 265 million. With over 80 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 10 of 16

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	4,924.5		5,333.2		-7.7%	-7.7%	17,397.7		20,220.6		-14.0%	-14.0%
Volume (million unit cases)	902.2		889.6		1.4%	1.4%	3,284.4		3,368.9		-2.5%	-2.5%
Average price per unit case	49.83		52.56		-5.2%		50.63		52.45		-3.5%
Net revenues	49,022		51,541		-4.9%		181,520		192,342		-5.6%
Other operating revenues	93		194		-51.8%		2,095		2,129		-1.6%
Total revenues (2)	49,116	100.0%	51,735	100.0%	-5.1%	1.9%	183,615	100.0%	194,472	100.0%	-5.6%	-1.0%
Cost of goods sold	27,177	55.3%	28,807	55.7%	-5.7%		100,804	54.9%	106,964	55.0%	-5.8%
Gross profit	21,939	44.7%	22,928	44.3%	-4.3%	1.8%	82,811	45.1%	87,508	45.0%	-5.4%	-1.3%
Operating expenses	14,375	29.3%	16,018	31.0%	-10.3%		56,444	30.7%	60,537	31.1%	-6.8%
Other operative expenses, net	230	0.5%	438	0.8%	-47.5%		748	0.4%	1,339	0.7%	-44.1%
Operative equity method (gain) loss in associates(3)	105	0.2%	99	0.2%	6.1%		375	0.2%	209	0.1%	79.7%
Operating income (5)	7,229	14.7%	6,373	12.3%	13.4%	21.9%	25,243	13.7%	25,423	13.1%	-0.7%	4.4%
Other non operative expenses, net	59	0.1%	1,077	2.1%	-94.6%		2,862	1.6%	1,151	0.6%	148.6%
Non Operative equity method (gain) loss in associates (4)	18	0.0%	(63)	-0.1%	NA		(94)	-0.1%	(77)	0.0%	21.4%
Interest expense	1,543		1,659		-7.0%		7,894		6,904		14.3%
Interest income	203		320		-36.6%		1,048		1,230		-14.8%
Interest expense, net	1,340		1,339		0.1%		6,845		5,674		20.7%
Foreign exchange loss (gain)	346		168		105.9%		(4)		330		NA
Loss (gain) on monetary position in inflationary subsidiries	(123)		(139)		-11.2%		(376)		(221)		70.2%
Market value (gain) loss on financial instruments	214		139		54.0%		212		288		-26.3%
Comprehensive financing result	1,777		1,507		17.9%		6,678		6,071		10.0%
Income before taxes	5,375		3,851		39.6%		15,796		18,278		-13.6%
Income taxes	1,997		1,694		17.9%		5,428		5,648		-3.9%
Consolidated net income	3,378		2,157		56.6%		10,368		12,631		-17.9%
Net income attributable to equity holders of the company	3,177	6.5%	1,995	3.9%	59.2%		10,307	5.6%	12,102	6.2%	-14.8%
Non-controlling interest	201	0.4%	162	0.3%	24.0%		61	0.0%	529	0.3%	-88.5%

Operating Cash Flow & CAPEX	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	7,229	14.7%	6,373	12.3%	13.4%		25,243	13.7%	25,423	13.1%	-0.7%
Depreciation	2,204		2,226		-1.0%		9,011		8,942		0.8%
Amortization and other operative non-cash charges	565		793		-28.8%		3,091		2,783		11.1%
Operating cash flow (5)(6)	9,998	20.4%	9,391	18.2%	6.5%	13.1%	37,345	20.3%	37,148	19.1%	0.5%	5.0%
CAPEX	4,118		4,765		-13.6%		10,354		11,465		-9.7%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 14 and 15 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, Leão Alimentos, and Estrella Azul, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 11 of 16

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,486.6		2,834.2		-12.3%	-12.3%	9,838.4		11,529.6		-14.7%	-14.7%
Volume (million unit cases)	495.0		506.9		-2.4%	-2.4%	1,991.6		2,075.3		-4.0%	-4.0%
Average price per unit case	54.63		53.73		1.7%		53.57		52.60		1.8%
Net revenues	27,041		27,238				106,704		109,170
Other operating revenues	32		15				79		79
Total Revenues (2)	27,073	100.0%	27,253	100.0%	-0.7%	-1.5%	106,783	100.0%	109,249	100.0%	-2.3%	-4.0%
Cost of goods sold	13,403	49.5%	14,203	52.1%			53,877	50.5%	56,865	52.1%
Gross profit	13,670	50.5%	13,050	47.9%	4.7%	3.9%	52,906	49.5%	52,385	47.9%	1.0%	-0.7%
Operating expenses	8,584	31.7%	9,256	34.0%			34,629	32.4%	35,891	32.9%
Other operative expenses, net	56	0.2%	186	0.7%			666	0.6%	1,021	0.9%
Operative equity method (gain) loss in associates (3)	74	0.3%	84	0.3%			188	0.2%	251	0.2%
Operating income (4)	4,956	18.3%	3,524	12.9%	40.6%	39.4%	17,423	16.3%	15,221	13.9%	14.5%	12.9%
Depreciation, amortization & other operating non-cash charges	1,656	6.1%	1,977	7.3%			7,451	7.0%	7,258	6.6%
Operating cash flow (4)(5)	6,612	24.4%	5,502	20.2%	20.2%	19.2%	24,873	23.3%	22,480	20.6%	10.6%	8.9%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 14 and 15 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Estrella Azul, among others.

(4)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,438.0		2,499.0		-2.4%	-2.4%	7,559.2		8,691.0		-13.0%	-13.0%
Volume (million unit cases)	407.2		382.7		6.4%	6.4%	1,292.7		1,293.6		-0.1%	-0.1%
Average price per unit case	44.00		51.00		-13.7%		46.09		52.21		-11.7%
Net revenues	21,981		24,303				74,815		83,172
Other operating revenues	62		179				2,016		2,050
Total Revenues (2)	22,043	100.0%	24,482	100.0%	-10.0%	6.5%	76,831	100.0%	85,222	100.0%	-9.8%	3.6%
Cost of goods sold	13,774	62.5%	14,604	59.7%			46,927	61.1%	50,099	58.8%
Gross profit	8,269	37.5%	9,878	40.3%	-16.3%	-1.5%	29,905	38.9%	35,123	41.2%	-14.9%	-2.3%
Operating expenses	5,791	26.3%	6,762	27.6%			21,815	28.4%	24,646	28.9%
Other operative expenses, net	174	0.8%	252	1.0%			82	0.1%	318	0.4%
Operative equity method (gain) loss in associates (3)	31	0.1%	16	0.1%			188	0.2%	(43)	-0.1%
Operating income (4)	2,273	10.3%	2,848	11.6%	-20.2%	-4.2%	7,820	10.2%	10,202	12.0%	-23.3%	-10.5%
Depreciation, amortization & other operating non-cash charges	1,113	5.0%	1,041	4.3%			4,652	6.1%	4,466	5.2%
Operating cash flow (4)(5)	3,385	15.4%	3,889	15.9%	-13.0%	2.9%	12,472	16.2%	14,668	17.2%	-15.0%	-1.9%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 and 15 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 12 of 16

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Dec-20	Dec-19	% Var.	Liabilities & Equity	Dec-20	Dec-19	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	5,017	11,485	-56%
	43,497	20,491	112%	Suppliers	17,195	19,832	-13%
Total accounts receivable	11,523	15,476	-26%	Short-term leasing Liabilities	560	483	16%
Inventories	9,727	10,538	-8%	Other current liabilities	20,073	19,210	4%
Other current assets	7,693	10,291	-25%	Total current liabilities	42,845	51,010	-16%
Total current assets	72,440	56,796	28%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	82,461	58,492	41%
Property, plant and equipment	109,551	109,169	0%	Long Term Leasing Liabilities	746	900	-17%
Accumulated depreciation	(50,091)	(47,982)	4%	Other long-term liabilities	14,557	17,752	-18%
Total property, plant and equipment, net	59,460	61,187	-3%	Total liabilities	140,609	128,154	10%
Right of use assets	1,278	1,381	-7%	Equity
Investment in shares	7,623	9,751	-22%	Non-controlling interest	5,583	6,751	-17%
Intangible assets and other assets	103,971	112,050	-7%	Total controlling interest	116,874	122,934	-5%
Other non-current assets	18,294	16,673	10%	Total equity	122,457	129,685	-6%
Total Assets	263,066	257,839	2%	Total Liabilities and Equity	263,066	257,839	2%

	December 31, 2020
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	54.4%	23.8%	7.1%
U.S. Dollars	33.2%	0.0%	2.7%
Colombian Pesos	1.0%	51.7%	4.2%
Brazilian Reals	8.8%	0.2%	8.0%
Uruguayan Pesos	1.8%	0.0%	11.5%
Argentine Pesos	0.8%	0.0%	44.7%
Total Debt	100%	7.4%	6.1%
(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	FY 2020	FY 2019	Δ%
Net debt including effect of hedges (1)(3)	42,194	49,784	-15.2%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.13	1.34
Operating cash flow/ Interest expense, net (1)	5.46	6.55
Capitalization (2)	42.7%	37.2%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.
Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 13 of 16

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	4Q 2020					4Q 2019					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	322.1	17.0	65.0	27.9	432.0	331.2	21.3	64.1	28.1	444.7	-2.9%
Central America	56.0	2.2	0.1	4.6	63.0	54.2	2.9	0.1	4.9	62.2	1.3%
Mexico and Central America	378.1	19.3	65.1	32.6	495.0	385.4	24.3	64.2	33.0	506.9	-2.4%
Colombia	60.8	5.0	4.1	4.2	74.2	58.9	6.5	4.8	3.8	74.0	0.2%
Brazil (3)	239.2	16.0	2.8	17.4	275.4	221.7	15.9	2.4	15.6	255.6	7.8%
Argentina	35.9	3.0	1.8	3.9	44.6	31.8	4.1	1.1	3.0	40.0	11.6%
Uruguay	11.6	1.3	-	0.2	13.1	12.0	1.1	-	0.1	13.2	-0.9%
South America	347.6	25.2	8.8	25.7	407.2	324.3	27.6	8.2	22.5	382.7	6.4%
TOTAL	725.6	44.5	73.8	58.2	902.2	709.8	51.9	72.4	55.6	889.6	1.4%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	4Q 2020					4Q 2019					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,726.9	124.5		190.4	2,041.8	1,965.2	158.2		217.4	2,340.8	-12.8%
Central America	383.5	18.1		43.2	444.7	414.8	22.3		56.4	493.4	-9.9%
Mexico and Central America	2,110.4	142.6		233.6	2,486.6	2,379.9	180.5		273.8	2,834.2	-12.3%
Colombia	375.9	56.5		36.0	468.5	406.5	81.7		41.1	529.3	-11.5%
Brazil (3)	1,402.9	135.8		175.8	1,714.4	1,387.4	140.0		165.0	1,692.4	1.3%
Argentina	156.3	16.5		24.7	197.6	166.4	25.2		21.7	213.2	-7.3%
Uruguay	50.7	4.9		1.9	57.5	57.9	5.0		1.3	64.1	-10.3%
South America	1,985.7	213.8		238.5	2,438.0	2,018.2	251.8		229.0	2,499.0	-2.4%
TOTAL	4,096.1	356.3		472.1	4,924.5	4,398.1	432.3		502.8	5,333.2	-7.7%

Revenues
Expressed in million Mexican Pesos	4Q 2020	4Q 2019	Δ %
Mexico	22,160	22,608	-2.0%
Central America	4,913	4,645	5.8%
Mexico and Central America	27,073	27,253	-0.7%
Colombia	3,202	3,634	-11.9%
Brazil (4)	16,065	17,969	-10.6%
Argentina	1,799	1,873	-4.0%
Uruguay	977	1,006	-2.9%
South America	22,043	24,482	-10.0%
TOTAL	49,116	51,735	-5.1%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps.4,065.2 million for the fourth quarter of 2020 and Ps.4,771.3 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.
Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 14 of 16

COCA-COLA FEMSA
FY - VOLUME, TRANSACTIONS & REVENUES

Volume
	FY 2020					FY 2019					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,295.6	70.2	281.8	111.6	1,759.2	1,345.6	94.9	280.5	117.4	1,838.3	-4.3%
Central America	206.5	8.4	0.5	17.0	232.4	203.9	12.0	0.6	20.4	236.9	-1.9%
Mexico and Central America	1,502.1	78.6	282.3	128.6	1,991.6	1,549.5	106.9	281.1	137.8	2,075.3	-4.0%
Colombia	208.4	16.7	16.5	13.2	254.8	206.6	25.2	19.2	14.5	265.5	-4.0%
Brazil (3)	755.5	46.8	9.6	51.0	862.9	735.1	51.6	8.1	51.7	846.5	1.9%
Argentina	108.2	9.7	5.8	10.1	133.8	111.4	14.2	3.9	9.7	139.3	-3.9%
Uruguay	36.7	4.0	-	0.5	41.2	38.7	3.4	-	0.4	42.4	-2.8%
South America	1,108.8	77.2	32.0	74.8	1,292.7	1,091.7	94.5	31.2	76.2	1,293.6	-0.1%
TOTAL	2,610.9	155.8	314.3	203.4	3,284.4	2,641.2	201.4	312.3	214.0	3,368.9	-2.5%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	FY 2020					FY 2019					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	6,915.6	521.6		765.4	8,202.6	7,966.3	702.7		915.7	9,584.6	-14.4%
Central America	1,405.6	66.5		163.7	1,635.8	1,616.1	92.7		236.2	1,945.0	-15.9%
Mexico and Central America	8,321.2	588.2		929.1	9,838.4	9,582.4	795.4		1,151.8	11,529.6	-14.7%
Colombia	1,256.3	200.2		116.2	1,572.8	1,478.4	331.6		158.0	1,967.9	-20.1%
Brazil (3)	4,319.3	390.9		498.1	5,208.3	4,730.2	456.9		539.1	5,726.2	-9.0%
Argentina	474.8	53.7		64.6	593.1	624.0	88.4		70.5	782.9	-24.2%
Uruguay	162.9	16.6		5.6	185.1	195.0	15.2		3.7	214.0	-13.5%
South America	6,213.3	661.4		684.6	7,559.2	7,027.6	892.1		771.3	8,691.0	-13.0%
TOTAL	14,534.5	1,249.6		1,613.6	17,397.7	16,610.0	1,687.5		1,923.2	20,220.6	-14.0%

Revenues
Expressed in million Mexican Pesos	FY 2020	FY 2019	Δ %
Mexico	87,833	91,358	-3.9%
Central America	18,950	17,891	5.9%
Mexico and Central America	106,783	109,249	-2.3%
Colombia	12,049	13,522	-10.9%
Brazil (4)	56,191	61,555	-8.7%
Argentina	5,468	6,725	-18.7%
Uruguay	3,124	3,421	-8.7%
South America	76,831	85,222	-9.8%
TOTAL	183,615	194,472	-5.6%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps. 15,228.1 million for the full year of 2020 and Ps. 15,619.4 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.
Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 15 of 16

MACROECONOMIC INFORMATION

Inflation (1)
	4Q20	FY
Mexico	0.59%	3.15%
Colombia	0.12%	1.62%
Brazil	2.96%	4.52%
Argentina	7.66%	36.14%
Costa Rica	0.73%	0.89%
Panama	0.58%	-1.55%
Guatemala	0.91%	4.82%
Nicaragua	0.80%	2.93%
Uruguay	0.35%	9.41%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	4Q20	4Q19	Δ %	FY 20	FY 19	Δ %
Mexico	20.63	19.28	7.0%	21.49	19.26	11.6%
Colombia	3,662.52	3,410.79	7.4%	3,695.27	3,281.16	12.6%
Brazil	5.40	4.12	31.1%	5.16	3.95	30.7%
Argentina	80.08	59.39	34.8%	70.65	48.24	46.4%
Costa Rica	609.08	578.67	5.3%	588.29	590.60	-0.4%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.79	7.72	0.9%	7.72	7.70	0.3%
Nicaragua	34.72	33.70	3.0%	34.34	33.12	3.7%
Uruguay	42.60	37.51	13.6%	42.01	35.25	19.2%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Dec-20	Dec-19	Δ %	Sep-20	Sep-19	Δ %
Mexico	19.95	18.85	5.9%	22.46	19.64	14.4%
Colombia	3,432.50	3,277.14	4.7%	3,878.94	3,462.01	12.0%
Brazil	5.20	4.03	28.9%	5.64	4.16	35.5%
Argentina	84.15	59.89	40.5%	76.18	57.59	32.3%
Costa Rica	617.30	576.49	7.1%	606.68	583.88	3.9%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.79	7.70	1.2%	7.79	7.74	0.7%
Nicaragua	34.82	33.84	2.9%	34.60	33.53	3.2%
Uruguay	42.34	37.31	13.5%	42.58	36.94	15.3%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 16 of 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: February 25, 2021